Additional Information

The reporting person may also be deemed to own beneficially the following shares of common stock, par value $0.01 per share, of the issuer (see below for a description of how the reporting person is related to the following direct holders):

(1)  3,383 shares directly held by the reporting person;

(2)  92,739,554 shares directly held by Valhi Group, Inc.
("VGI");

(3)  10,891,009 shares directly held by National City Lines,
Inc. ("National"); and

(4)  439,400 shares directly held by the Contran Deferred
Compensation Trust No. 2 (the "CDCT No. 2").

VGI, National, Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), the CDCT No. 2 and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 2.9%, 1.3%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi, Inc. ("Valhi"). National, NOA, Inc. ("NOA") and Dixie Holding
Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

The CMRT directly holds approximately 0.1% of the outstanding Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

Mr. Harold C. Simmons is chairman of the board of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

By virtue of the offices held, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares of Valhi commons stock beneficially owned, directly or indirectly, by any of such entities.

The reporting person understands that Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000, 3,522,967 and 1,186,200 shares, respectively, of Valhi common stock as of the date of this statement. Valhi and Tremont LLC are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and 100% of the outstanding membership interests of Tremont LLC. The reporting person understands, as a result of Valhi's direct and indirect ownership of Valmont, NL and its subsidiary, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and NL's subsidiary own as treasury stock for voting purposes. For the purposes of this statement, such shares are not deemed outstanding.